UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

Reef Global Energy VII, L.P.

(Name of Subject Company)

Reef Global Energy VII, L.P.

(Names of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Michael J. Mauceli

Reef Oil & Gas Partners, L.P.

1901 N. Central Expressway, Suite 300

Richardson, Texas  75080

(972) 437-6792

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Joel Held

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas  75201

(214) 978-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 4, 2008 (the “Schedule 14D-9”) and the Amendment No. 1 to the Schedule 14D-9  filed with the SEC on September 18, 2008 (“Amendment No. 1”), by Reef Global Energy VII, L.P., a Nevada limited partnership (the “Partnership”).  The Schedule 14D-9 relates to the tender offer (the “Offer”) by MPF Senior Note Program II, LP, MPF Flagship Fund 13, LLC, and MPF Value Fund 8, LLC (collectively, the “Purchasers”) to purchase up to 183 units of Additional General Partnership and Limited Partnership Interest for a purchase price of $3,000 per unit, less certain distributions, upon the terms and subject to the conditions set forth in their Offer to Purchase dated August 21, 2008 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 and Amendment No. 1 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9 and Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.                                   The Solicitation And Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text thereto:

“Upon receipt of our Amendment No. 1, the Purchasers requested that we circulate the affidavit attached as Exhibit (a)(2)(iii) to Amendment No. 2 in order to clarify certain matters contained in our Amendment No. 1.”

Item 9.                                                           Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text thereto:

Exhibit No.	Description

(a)(2)(iii)	Affidavit of Chip Patterson dated October 8, 2008.

SIGNATURE

After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REEF GLOBAL ENERGY VII, L.P.

	By:	Reef Oil & Gas Partners, L.P.
a Nevada limited partnership

		By:	Reef Oil & Gas Partners, GP, LLC
its general partner

			By:	/s/ Michael J. Mauceli
Michael J. Mauceli
Manager

Date: October 9, 2008